UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2009

Commission File Number: 000-52786

ZHAOHENG HYDROPOWER LIMITED

F/19, Unit A, JinFengCheng Building
5015 Shennan East Road
Shenzhen, China 518015

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:   ☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S- T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934:   ☐  Yes     ☒  No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b):      n/a

IMPORTANT NOTICES

As used in this Current Report of Foreign Private Issuer on Form 6-K and unless otherwise indicated, “the Company” refers to Zhaoheng Hydropower Limited, a British Virgin Islands corporation.  References to “China” and “PRC” mean the “People’s Republic of China”.

This Current Report, including the exhibits contained herein, contains forward-looking statements that involve substantial risks and uncertainties. Other than statements of historical facts, all statements included in this report regarding the strategy, future operations, future financial position, prospects, plans and objectives of management of the Company, as well as statements, other than statements of historical facts, regarding the hydropower industry, are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements, and investors should not place undue reliance on the forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements made by the Company. Important factors that could cause actual results or events to differ materially from the forward-looking statements, include among others: changing principles of generally accepted accounting principles; outcomes of government reviews, inquiries, investigations and related litigation; compliance with government regulations; legislation or regulatory environments, requirements or changes adversely affecting the hydropower business in China; fluctuations in customer demand; management of rapid growth; changes in government policy; China’s overall economic conditions and local market economic conditions; the Company’s ability to expand through strategic acquisitions and establishment of new locations; and geopolitical events.

Further, the forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, collaborations or investments made by the Company. The Company does not assume any obligation to update any forward-looking statements.

The information in this Current Report, including all exhibits, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. It shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

Completion of Acquisition or Disposition of Assets

On November 25, 2009, the following two share purchase agreements were entered into (collectively, the “ Share Purchase Agreements ”) in connection with the sale and purchase of a total of 1,000,000 shares with a par value of US$0.001 each in Zhaoheng Hydropower Holdings Limited (“ZHHL”).  The following are summaries of the material terms of each of the Share Purchase Agreements.

The Olympus Share Purchase Agreement

This Share Purchase Agreement was entered into by and among AEP China Hydro Ltd., a Mauritius company (“AEP ”), Olympus Capital Asia Mauritius, Ltd., a Mauritius company (“ Olympus ” and, together with AEP, the “ Investors ”), Zhaoheng International Limited, a company organized and existing under the laws of Hong Kong (the “Seller”), Guosheng Xu, a citizen of the PRC and a resident of Hong Kong and the founder of the Company (the “Founder”), ZHHL and Zhaoheng (BVI) Limited (“Zhaoheng BVI”), both subsidiaries of the Company (the “Olympus Share Purchase Agreement”).  Pursuant to the Olympus Share Purchase Agreement, the Investors subscribed for and purchased from the Seller 700,000 common shares in ZHHL for an aggregate cash consideration of US$7,000,000.

The Improve Fame Share Purchase Agreement

This Share Purchase Agreement was entered into by and among Improve Fame Holdings Limited, a British Virgin Islands company (the “Purchaser”), the Seller and the Founder (the “Improve Fame Purchase Agreement”).  Pursuant to the Improve Fame Share Purchase Agreement, the Purchasers subscribed for and purchased from the Seller 300,000 common shares in ZHHL for an aggregate cash consideration of US$3,000,000.

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SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZHAOHENG HYDROPOWER LIMITED (Registrant)

Date November 30, 2009	By	/s/ Guosheng Xu
Name: Guosheng Xu
Title: Chief Executive Officer

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